SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

XFormity Technologies, Inc.
(Name of Issuer)

         Common Stock
(Title of Class of Securities)

           98416E 10 1
(CUSIP Number)

Clifford L. Neuman, Esq.
1507 Pine Street
Boulder, Colorado  80302
               (303) 449-2100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                      May 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [  ].  (A fee is not required only if the reporting person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.  (See Rule 13d-7).

NOTE:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP NO.    78 375 P 10 5                                                                                         Page 2 of 5 Pages

(1)      Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

         Paradigm Group II, LLC

(2)      Check the Appropriate Box if a Member       (a) [  ]
         of a Group*                                     (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*      WC

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization

         U.S.A.

Number of Shares	(7) Sole Voting Power -0-
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting	(9) Sole Dispositive Power -0-
Person With	(10)Shared Dispositive Power -0-

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

             0 shares

(12)      Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13)      Percent of Class Represented by Amount in Row (11)     0%

(14)     Type of Reporting Person*       CO

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 5 Pages

ITEM 1.      SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of XFormity Technologies, Inc., formerly XML - Global Technologies, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 4100 Spring Valley Road, Suite # 800, Dallas, TX  75244.

ITEM 2.      IDENTITY AND BACKGROUND

       (a)-(c)      This Statement is being filed by Paradigm Group II, LLC, a Delaware limited liability company ("Paradigm Group"), with principal offices located at 1535 Lake Cook Road Suite # 110, Northbrook, IL  60062.  Paradigm Group is a private investment fund engaged in holding investments.  The names and addresses of the controlling persons of Paradigm Group are as follows:

Sheldon Drobny 1535 Lake Cook Road Suite # 110 Northbrook, IL 60062

Mr. Drobny's principal occupation or employment is as Managing Director of Paradigm Group II, LLC.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Item 3 is amended by adding thereto the following:

        Effective May 19, 2009, Paradigm Millennium Fund, LP made a liquidating distribution of all of shares of XFormity Technologies, Inc. (the "Company") to its partners, pro rata, of which Paradigm Group serves as Managing Partner.  Effective the same date, Paradigm Group assigned all of its shares to a non-affiliated third party in satisfaction of an antecedent debt, valued at $0.06 per share.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is amended by adding thereto the following:

       (a)      At the close of business on May 19, 2009,  giving effect to the transactions described in Item 3, Paradigm Group beneficially owned no shares of Common Stock.

     (b)    N/A

       (c)      Paradigm Group has not acquired any shares of common stock during the past sixty (60) days, except as disclosed in this Report.

               Paradigm Group has not sold any shares of common stock during the past sixty (60) days except as disclosed in this Report.

       (d)      Not applicable.

       (e)      Not applicable.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2009 (Date)
_/s/ Sheldon Drobny (Signature)
_Managing Director______ (Name/Title)